UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Abraxas Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

003830106

(CUSIP Number)

Christopher D. Moore

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	Names of Reporting Persons Angelo, Gordon & Co., L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,672,289
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,672,289
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,289
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.57%*
14	Type of Reporting Person (See Instructions) IA, PN

*

Based on 8,421,910 shares of common stock, par value $.01 per share (“Common Stock”) of the Issuer outstanding as of April 30, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on May 7, 2021 and the number of shares that would be issued upon the exercise of the warrant representing the above shares.

1	Names of Reporting Persons AG GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,672,289
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,672,289
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,289
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.57%*
14	Type of Reporting Person (See Instructions) OO, HC

*

Based on 8,421,910 shares of Common Stock of the Issuer outstanding as of April 30, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on May 7, 2021 and the number of shares that would be issued upon the exercise of the warrant representing the above shares.

1	Names of Reporting Persons Josh Baumgarten
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,672,289
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,672,289

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,289
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.57%*
14	Type of Reporting Person (See Instructions) IN, HC

*

Based on 8,421,910 shares of Common Stock of the Issuer outstanding as of April 30, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on May 7, 2021 and the number of shares that would be issued upon the exercise of a warrant.

1	Names of Reporting Persons Adam Schwartz
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,672,289
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,672,289

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,289
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 16.57%*
14	Type of Reporting Person (See Instructions) IN, HC

*	Based on 8,421,910 shares of Common Stock of the Issuer outstanding as of April 30, 2021 as reported in the Issuer’s Form 10-K filed with the SEC on May 7, 2021.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC, a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 21, 2020, as amended by Amendments No. 1, 2 and 3 to the Schedule 13D filed by (i) Angelo Gordon, (ii) AG GP, (iii), JAMG (iv) Josh Baumgarten and (v) Adam Schwartz with the SEC on January 12, 2021, February 24, 2021 and April 29, 2021, respectively (as amended, the “Schedule 13D”).

This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Security and Issuer.

Item 4 of the Schedule 13D is hereby amended by inserting the following language:

On May 14, 2021, counsel to AGES provided a letter to the Board of Directors of the Issuer (the “Board”) to remind the Board of its fiduciary duties under Nevada law to maximize value for all stakeholders and to object to any potential transaction in which the Issuer would sell its assets during a time of financial distress to satisfy the obligations to the lenders under the first-lien credit facility (such credit facility, the “First Lien Facility” and the lenders thereunder, the “First Lien Lenders”).

In addition, counsel delivered a proposal from AGES for a pre-arranged reorganization of the Issuer under Chapter 11 of the U.S. Bankruptcy Code. The proposed restructuring would involve (i) converting the total claims under the Second Lien Facility, including accrued and unpaid interest into 100% of the equity of the reorganized Issuer, subject to dilution by the warrants described below, (ii) restructuring and extending the maturity of the outstanding obligations under the First Lien Facility and hedge termination obligations into a new first lien loan with a five year maturity and pursuant to market terms, (iii) unimpairing general unsecured claims whether by payment in the ordinary course or otherwise and (iv) a cash settlement pool for existing equity holders that do not object to the plan and, for certain equity holders that are qualified institutional buyers, a warrant election in lieu of cash. In addition, AGES and its affiliates have proposed to provide debtor-in-possession financing. The proposal is a unilateral and non-binding proposal, and the Issuer is not obligated to negotiate with AGES.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the restructuring proposal filed as Exhibit 99.1 hereto, and which is incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of the proposed transactions referenced in this Schedule 13D, the Issuer’s financial position and strategic direction, actions taken by the Board or management, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may, subject to the obligations set forth above, include: (i) acquiring additional shares of Common Stock and/or other equity, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) or non-securities debt in the open market or otherwise; (ii) disposing of any or all of their Securities or non-securities debt in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 8,421,910 shares of Common Stock outstanding as of April 30, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on May 7, 2021 and the 1,672,289 shares of Common Stock that would be issued upon the exercise of the Warrant.

Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 1,672,289 shares of Common Stock and the power to dispose of 1,672,289 shares of Common Stock that could be acquired by the Accounts upon the exercise of the Warrant. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 1,672,289 shares of Common Stock and the power to dispose of 1,672,289 shares of Common Stock that could be acquired by the Accounts upon the exercise of the Warrant. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 1,672,289 shares of Common Stock and the shared power to dispose of 1,672,289 shares of Common Stock that could be acquired by the Accounts upon the exercise of the Warrant. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 1,672,289 shares of Common Stock and the shared power to dispose of 1,672,289 shares of Common Stock that could be acquired by the Accounts upon the exercise of the Warrant.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Restructuring Proposal for Abraxas Petroleum Corporation from Angelo Gordon Energy Servicer, LLC as Term Loan Agent

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact